

December 15, 2010

Mr. Daniel B. O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia, Canada V8T 5G4

> **RE:** **Flexible Solutions International, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **File No. 1-31540**

Dear Mr. O'Brien:

We have reviewed your response letter dated December 3, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. We note your response to comment one in our letter dated October 20, 2010. However, we note that you have posted news releases on your website dated November 2, 2010 and November 11, 2010 that announce your third quarter 2010 operating results, but that you did not file either release as a report to Form 8-K as required by Item 2.02 of Form 8-K. Further, we note that your Form 10-Q disclosing such results was not filed until November 12, 2010. Please confirm that you will file all public announcements or releases disclosing material non-public information regarding your results of operations or financial condition for a

completed quarterly or annual fiscal period as a report to Form 8-K pursuant to Item 2.02.

2. We note your response to comment 3 in our letter dated October 20, 2010. However, we note that the management listed on your website still does not match the management that appears in your Form 10-K. Please advise as to when you will update your website in response to our comment.

3. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated October 20, 2010. It appears that these acknowledgements were not provided with your response letter dated December 3, 2010. Please provide the requested acknowledgements in writing from management with your next response letter.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

4. We have reviewed your response to prior comment 7 from our letter dated October 20, 2010. As we previously requested, in future filings please discuss in greater detail the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. With regards to your response that the reasons for the changes in sales are presented in Note 16 to the financial statements, you should discuss these changes within your results of operations section in your MD&A. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Capital Resources and Liquidity, page 15

5. We have reviewed your responses to prior comments 8 and 10 from our letter dated October 20, 2010. Your response references disclosure that is included within your MD&A in the Form 10-Q for the period ended September 30, 2010. The referenced disclosure states that you do not know of any trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way and that you do not know of any significant changes in your expected sources and uses of cash other than as disclosed in your report. Please revise your disclosure

in future filings to present all relevant information within your capital resources and liquidity section instead of limiting your disclosure by stating "other than as disclosed in this report." See Item 303(a)(1) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

6. We have reviewed your response to prior comment 9 from our letter dated October 20, 2010. As previously requested, please revise your liquidity section in future filings to separately discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350. In addition, please ensure that any amounts that you discuss agree to the amounts presented in your statements of cash flows. It appears that certain line items in the table at the top of page 23 of the Form 10-Q for the period ended September 30, 2010 do not agree to the amounts presented on the statements of cash flows. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 19

Note 5 – Property, Equipment and Leaseholds, page F-12

7. We have reviewed your response to prior comment 11 from our letter dated October 20, 2010. Your response references disclosure that is included within Note 5 to the financial statements provided in the Form 10-Q for the period ended September 30, 2010 but this disclosure does not address our previously issued comment. As we previously requested, please expand your disclosure in future filings to further address why capital assets pertaining to your new plant in Taber, Alberta are not available for their intended use, when you expect them to be available, considerations you gave as to whether these assets could be impaired, and the reasons for significant changes in the construction in progress accounts from period to period. Please show us in your supplemental response what the revisions will look like.

Note 16 – Segmented, Significant Customer Information and Economic Dependency, page F-20

8. We have reviewed your response to prior comment 13 from our letter dated October 20, 2010. Your response references disclosure that is included within Note 12 to the financial statements provided in the Form 10-Q for the period ended September 30, 2010, but this disclosure does not address our previously issued comment. As we previously requested, please provide a reconciliation in future filings of the total of your reportable segments' assets to your consolidated

assets for each period presented. Refer to FASB ASC 280-10-50-30(c). Please show us in your supplemental response what the revisions will look like.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

9. Please address the above comments in your interim filings as well, as applicable.

Consolidated Balance Sheets, page 1

10. The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited. Please revise in future filings.

Item 2 – Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 21

11. We have reviewed your response to prior comment 24 from our letter dated October 20, 2010. As previously requested, please provide a discussion of the changes from period to period in your income tax provision and corresponding effective tax rate.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Daniel B. O'Brien
Flexible Solutions International, Inc.
December 15, 2010
Page 5 of 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief